Extraordinary General Meeting of Shareholders of Alarum Technologies Ltd.

Date: November 2, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Agenda

1. To approve the adoption of a new compensation policy for the Company's officers and directors. — For ☐ Against ☐ Abstain ☐
   - 1a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 1?*

* **If you do not indicate a response YES for this Item 1a, your shares will not be voted for Proposal No. 1.**

We believe that shareholders should generally mark "YES." The only exception, to our knowledge, applicable to this proposal 1 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of "personal interest" under Israeli law, please see our Proxy Statement)

YES, I/We confirm that I am/we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 1 — Yes ☐ No ☐

2. To approve an increase of the per-meeting compensation and annual fee for non-executive directors of the Company. — For ☐ Against ☐ Abstain ☐
   - 2a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 2?*

* **If you do not indicate a response YES for this Item 2a, your shares will not be voted for Proposal No. 2.**

We believe that shareholders should generally mark "YES." The only exception, to our knowledge, applicable to this proposal 2 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of "personal interest" under Israeli law, please see our Proxy Statement)

YES, I/We confirm that I am/we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 2 — Yes ☐ No ☐

3. To approve a grant of Restricted Share Units ("RSUs") to non-executive directors of the Company. — For ☐ Against ☐ Abstain ☐
   - 3a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*

* **If you do not indicate a response YES for this Item 3a, your shares will not be voted for Proposal No. 3.**

We believe that shareholders should generally mark "YES." The only exception, to our knowledge, applicable to this proposal 3 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of "personal interest" under Israeli law, please see our Proxy Statement)

YES, I/We confirm that I am/we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3 — Yes ☐ No ☐

4. To approve a grant of RSUs to Mr. Shachar Daniel, the Company's Chief Executive Officer and director. — For ☐ Against ☐ Abstain ☐
   - 4a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*

* **If you do not indicate a response YES for this Item 4a, your shares will not be voted for Proposal No. 4.**

We believe that shareholders should generally mark "YES." The only exception, to our knowledge, applicable to this proposal 4 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of "personal interest" under Israeli law, please see our Proxy Statement)

YES, I/We confirm that I am/we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4 — Yes ☐ No ☐

5. To approve a grant of RSUs to Mr. Chen Katz, the Company's chairman of the Board of Directors. — For ☐ Against ☐ Abstain ☐
   - 5a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 5?*

* **If you do not indicate a response YES for this Item 5a, your shares will not be voted for Proposal No. 5.**

We believe that shareholders should generally mark "YES." The only exception, to our knowledge, applicable to this proposal 5 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of "personal interest" under Israeli law, please see our Proxy Statement)

YES, I/We confirm that I am/we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 5 — Yes ☐ No ☐

6. To approve an update to the monthly fee of Mr. Chen Katz, the Company's chairman of the Board of Directors. — For ☐ Against ☐ Abstain ☐
   - 6a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 6?*

* **If you do not indicate a response YES for this Item 6a, your shares will not be voted for Proposal No. 6.**

We believe that shareholders should generally mark "YES." The only exception, to our knowledge, applicable to this proposal 6 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of "personal interest" under Israeli law, please see our Proxy Statement)

YES, I/We confirm that I am/we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6 — Yes ☐ No ☐

7. To approve an annual equity-based plan for Company's directors. — For ☐ Against ☐ Abstain ☐
   - 7a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7?*

* **If you do not indicate a response YES for this Item 7a, your shares will not be voted for Proposal No. 7.**

We believe that shareholders should generally mark "YES." The only exception, to our knowledge, applicable to this proposal 7 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of "personal interest" under Israeli law, please see our Proxy Statement)

YES, I/We confirm that I am/we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 7. — Yes ☐ No ☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here — Please Date Above

Please Sign Here — Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Shareholders of Alarum Technologies Ltd. to be Held on November 2, 2023 for Holders as of October 5, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on October 27, 2023

For additional information, please visit:
http://alarum.io/general-meetings/

PROXY TABULATOR FOR

ALARUM TECHNOLOGIES LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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Alarum Technologies Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on October 27, 2023)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Alarum Technologies Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business on **October 5, 2023**, at the **Extraordinary General Meeting of Shareholders** of the Company, to be held on **November 2, 2023 at 3:00 p.m. (Israel time)**, at the Company's counsels' offices at 28 Ha'Arbaa Street, Hagag Tower, North Building, 34th floor, Tel Aviv, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side, which are more fully described in the Notice of Annual General Meeting of Shareholders and proxy statement relating to the Meeting.

NOTE:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.**

The board of directors (the "Board of Directors") recommends voting in favor of the proposed resolutions.

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
ALARUM TECHNOLOGIES LTD
P.O BOX 8016
CARY, NC 27512-9903